Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting, to be held on March 27, 2014, at 10:00 a.m., at the Company’s headquarters, located at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

(1)	approving the proposal to amend the Company’s authorized capital limit, consequently amending article 6 of the Company’s Bylaws;

(2)	ratifying the engagement of Banco Santander (Brasil) S.A. to prepare the valuation report concerning the assets that Portugal Telecom, SGPS, S.A. will contribute to the Company’s capital;

(3)	approving the valuation report of assets that Portugal Telecom, SGPS, S.A. will contribute to the Company’s capital (“PT Assets”); and,

(4)	approving the proposed value of the PT Assets in connection with the contribution of the PT Assets as payment for shares to be issued by the Company.

GENERAL INSTRUCTIONS:

1. Materials relating to the Agenda are available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Extraordinary General Shareholders’ Meeting must deliver the following documents to the Company’s General Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least two business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or

Articles of Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, the respective notarized proxies, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) that will sign the proxy form, as well the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two working-days prior to this Meeting.

Rio de Janeiro, February 21, 2014.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors